UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                                 THE ENERGY GROUP PLC
                                 --------------------
                                   (Name of Issuer)

                             ORDINARY SHARES OF 10p EACH
                             ---------------------------
                            (Title of Class of Securities)


                                  _________________
                                    (CUSIP Number)

                                Peter B. Tinkham, Esq.
                               Texas Utilities Company
                          Secretary and Assistant Treasurer
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214)-812-4600
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                        (Name, Address and Telephone Number of
               Person Authorized to Receive Notices and Communications)

                                    March 17, 1998
                                 --------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


          ------------------------
           CUSIP No. ____________
          ------------------------


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          1    NAME OF REPORTING PERSON

               Texas Utilities Company


               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               I.R.S. Employer Identification No. 75-2669310

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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                    (b) [ ]

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          3    SEC USE ONLY

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          4    SOURCE OF FUNDS*

               BK, OO

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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas

          -----------------------------------------------------------------

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          -----------------------------------------------------------------
               7    SOLE VOTING POWER


          -----------------------------------------------------------------
               8    SHARED VOTING POWER


                    114,400,000 ordinary shares(1)

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               9    SOLE DISPOSITIVE POWER


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               10   SHARED DISPOSITIVE POWER

                    114,400,000 ordinary shares(1)

          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               114,400,000 ordinary shares(1)

          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               22.0%(1)

          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               HC

          -----------------------------------------------------------------
               (1) Represents shares owned by TU Acquisitions PLC, an indirect wholly-owned subsidiary of Texas Utilities Company.

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


          ------------------------
           CUSIP No. ____________
          ------------------------

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON

               TU Acquisitions PLC

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               None

          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                    (b) [ ]

          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

               AF

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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               England & Wales

          -----------------------------------------------------------------

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          -----------------------------------------------------------------
               7    SOLE VOTING POWER


          -----------------------------------------------------------------
               8    SHARED VOTING POWER

                    114,400,000 ordinary shares

          -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER


          -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    114,400,000 ordinary shares

          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               114,400,000 ordinary shares

          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               22.0%

          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               CO

          -----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

               Texas Utilities Company, a Texas corporation ("Texas Utilities"), and TU Acquisitions PLC, a public limited company organized under the laws of England and Wales and an indirect wholly-owned subsidiary of Texas Utilities ("TU Acquisitions"), hereby amend and supplement their Schedule 13D (the "Statement"), originally filed on March 12, 1998, with respect to the purchase by TU Acquisitions of ordinary shares of 10p each ("Energy Group Shares") of The Energy Group PLC, a public limited company organized under the laws of England and Wales ("The Energy Group"). Energy Group Shares and American Depositary Shares of The Energy Group, each representing four Energy Group Shares and evidenced by American Depositary Receipts, are collectively referred to herein as "Energy Group Securities". Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) through (c). The information set forth below amends and supplements the information included under Item 5, subsections (a) through (c), of the Statement.

                    On March 17, 1998, Texas Utilities issued a press release in the United States, a copy of which is filed as Exhibit (2)(c) and is incorporated herein by reference. On
          March 17, 1998, Texas Utilities issued a press release in the United Kingdom, a copy of which is filed as Exhibit (2)(d) and is incorporated herein by reference. The Energy Group Shares purchased by TU Acquisitions on March 3 and 4, 1998, together with the Energy Group Shares purchased by TU Acquisitions on March 17, 1998, represent 21.96% of the total outstanding Energy Group Securities. All purchases were made by Merrill Lynch on the London Stock Exchange on behalf of TU Acquisitions.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT        DESCRIPTION

          (2)(c)         Text of US press release of Texas Utilities dated
                         March 17, 1998.

          (2)(d)         Text of UK press release of Texas Utilities dated
                         March 17, 1998.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



          Dated:  March 18, 1998
                                             TU ACQUISITIONS PLC


                                             By: /s/ H. Jarrell Gibbs
                                                ---------------------------
                                                Name:  H. Jarrell Gibbs
                                                Title:  Director


                                             TEXAS UTILITIES COMPANY


                                             By: /s/ Robert S. Shapard
                                                ---------------------------
                                                Name:  Robert S. Shapard
                                                Title:  Treasurer and
                                                        Assistant Secretary

                                    EXHIBIT INDEX


          EXHIBIT        DESCRIPTION

          (2)(c)         Text of US press release of Texas Utilities dated
                         March 17, 1998.

          (2)(d)         Text of UK press release of Texas Utilities dated
                         March 17, 1998.